



07008848

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/06 (MM/DD/YY) AND ENDING 9/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maple Securities USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place Suite 2600 Floor 26th

(No. and Street)

Jersey City NJ 07302

(City) (State) (Zip Code)

PROCESSED
JAN 2 2 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Malosky (201) 369-3020

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, John Malosky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Maple Securities USA, as of September 30th, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 19 day of Nov., 2007

Signature

President

Title

Notary Public

EVELYN CABALLERO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 5/7/2012

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maple Securities U.S.A. Inc.

Statement of Financial Condition

September 30, 2007

Contents



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
Maple Securities U.S.A. Inc.

We have audited the accompanying statement of financial condition of Maple Securities U.S.A., Inc. (the "Company") as of September 30, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Maple Securities U.S.A. Inc. at September 30, 2007, in conformity with accounting principles generally accepted in the United States.

November 20, 2007

Ernst & Young LLP

Maple Securities U.S.A. Inc.

Statement of Financial Condition

September 30, 2007

Assets	
Cash and cash equivalents	$ 51,420,162
Securities purchased under agreements to resell	25,446,836
Securities borrowed	2,149,377,505
Securities owned, at fair value	52,074,251
Due from brokers, clearing organizations and others	9,148,294
Fixed assets, net of accumulated depreciation of $3,236,134	1,484,890
Deferred tax assets	1,450,721
Other assets	694,472
Total assets	$ 2,291,097,131
Liabilities and shareholder's equity	
Liabilities:	
Bank overdrafts	$ 921,039
Securities loaned	2,125,815,512
Securities sold, but not yet purchased, at fair value	35,844,542
Due to brokers, clearing organizations and others	6,006,694
Accounts payable and accrued liabilities	6,342,060
Total liabilities	2,174,929,847
Shareholder's equity:	
Common stock, no par value; 6,000 shares authorized, 4,000 shares issued and outstanding	55,944,171
Additional paid–in capital	55,738,740
Retained earnings	4,484,373
Total shareholder's equity	116,167,284
Total liabilities and shareholder's equity	$ 2,291,097,131

See notes to statement of financial condition.

Maple Securities U.S.A. Inc.

Notes to Statement of Financial Condition

September 30, 2007

1. Organization

Maple Securities U.S.A. Inc. (the "Company") is incorporated in the state of Delaware and is a registered broker–dealer under the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority, the Depository Trust Clearing Corporation and the Options Clearing Corporation. The Company is a wholly–owned subsidiary of Maple Partners America Inc. ("MPAI"), a subsidiary of Maple Financial Group ("MFG"), a privately-held global financial services group based in Canada.

The Company engages in proprietary securities trading for its own account. Additionally, the Company engages in stock borrowing and stock lending activities.

The Company does not carry customer accounts as defined by the Securities and Exchange Commission Rule 15c3–3, the customer protection rule.

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

Securities transactions and related income and expense are recorded on a trade–date basis. Securities owned and securities sold, but not yet purchased, and forward foreign exchange contracts are stated at fair value, with related changes in unrealized appreciation and depreciation reflected in retained earnings. The fair value of securities and forward foreign exchange contracts is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models.

The Company provides and receives support and portfolio management services to and from various affiliates. The income and expense related to these services are recorded monthly on an accrual basis.

2. Significant Accounting Policies (continued)

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, as defined. Substantially all of the Company's financial assets and liabilities are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value. Fair values for these financial instruments are generally based on quoted market prices.

Furniture and fixtures, computer and telephone equipment, software and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. All assets other than leasehold improvements are depreciated on the declining balance basis at rates varying from 15% to 20% with useful life of 3-7 years. Leasehold improvements are amortized on a straight–line basis over the shorter of the economic life or the term of the lease.

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the applicable year–end exchange rate. Transactions during the year are translated at the rates of exchange prevailing on the dates of the transactions. Foreign currency translation gains and losses are reflected in retained earnings.

The Company considers all highly liquid financial instruments purchased with a maturity date of three months or less to be cash equivalents.

Interest and dividend revenues are earned from the underlying securities owned and collateralized financing transactions and are accounted for on an accrual basis. Interest and dividend expense is incurred on short-term borrowings, including securities sold, but not yet purchased, and collateralized financing transactions and is accounted for on an accrual basis.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". During November 2007, the FASB elected to defer the provisions of FIN 48 for non-public companies to periods beginning after December 15, 2007. The Company is currently evaluating whether FIN 48 will have an impact to the statement of financial condition.

2. Significant Accounting Policies (continued)

On September 15, 2006 the Financial Accounting Standards Board issued FASB Statement No. 157, "Fair Value Measurement" ("FAS 157"). The standard provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The provisions of FAS 157 are effective for fiscal years beginning after November 17, 2007, however in November 2007 the FASB elected to defer the provision for all non-financial assets and non-financial liabilities, except for those non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is currently evaluating whether FAS 157 will have an impact to the statement of financial condition.

In February 2007, the Financial Accounting Standards Board issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, using an instrument-by-instrument election. FAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, subject to the deferral mentioned above, and applies to all entities, however, most of the provisions only apply to entities that elect the fair value option. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FAS 157. The Company is currently evaluating whether FAS 159 will have an impact to the statement of financial condition.

Deferred tax assets and liabilities are recognized for their future tax consequences related to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

3. Securities Borrowed and Loaned

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions ("counterparties") and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities differs from the amount of collateral held. The Company mitigates credit risk associated with these activities by monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Substantially all of the securities borrowed transactions were done in connection with the Company's securities lending activities and transactions in securities sold, but not yet purchased. The Company records rebate income and fee expense on the accrual basis.

Reflected in stock borrowed and loaned on the statement of financial condition are dividends and rebates receivable and payable, respectively. As of September 30, 2007, the Company recorded total dividends and rebates receivable and payable of $3,856,824 and $5,060,940, respectively.

In the normal course of business, the Company obtains securities under securities borrowing agreements on terms which permit it to repledge or resell the securities to others. At September 30, 2007, the Company obtained securities with a fair value of $2,145,520,681 on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's securities lending activities or to satisfy its commitments under securities sold, but not yet purchased.

In accordance with Financial Accounting Standards Board Statement ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amount of collateral received and a corresponding obligation to return such collateral. At September 30, 2007 there was no such collateral received.

4. Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell ("resale agreements") are collateralized by U.S. government and agency obligations and are recorded at contract price, plus accrued interest. The Company takes possession of securities obtained as collateral for resale agreements at the time such agreements are made. The market value of these underlying assets is reviewed daily and additional cash or other collateral is obtained or returned as necessary.

At September 30, 2007 the fair value of securities received as collateral totaled $25,220,250. Substantially all of the securities obtained by the Company under resale agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities. At September 30, 2007, included in securities purchased under agreements to resell on the statement of financial condition is accrued interest of $226,586.

5. Due from and Due to Brokers, Clearing Organizations and Others

At September 30, 2007, amounts due from and due to brokers, clearing organizations and others consist of the following:

	Due from Brokers, Clearing Organizations and Others	Due to Brokers, Clearing Organizations and Others
Due from clearing brokers	$ 1,412,576	$ –
Deposits with clearing organizations	6,331,284	1,800,247
Unsettled trades	595,612	–
Due from / to affiliates	808,822	4,206,447
	$ 9,148,294	$ 6,006,694

6. Securities and Owned and Sold, but Not Yet Purchased

At September 30, 2007, included in securities owned and securities sold, but not yet purchased are equity securities with a market value of $52,074,251 and $35,844,542, respectively. Securities owned includes $4,793,750 of proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

6. Securities and Owned and Sold, but Not Yet Purchased (continued)

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount reflected in the statement of financial condition.

7. Fixed Assets

Fixed assets are comprised of the following:

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Computer and telephone equipment	$ 1,508,056	$ (1,412,672)	$ 95,384
Software	752,563	(609,870)	142,693
Furniture and fixtures	699,368	(370,209)	329,159
Leasehold improvements	1,761,037	(843,383)	917,654
	$ 4,721,024	$ (3,236,134)	$ 1,484,890

8. Regulatory Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items or $250,000, as defined.

At September 30, 2007, the Company had net capital of $95,348,183 which was $95,098,183 in excess of the required net capital of $250,000. At September 30, 2007, the Company had no customer-related debit items to be aggregated under the SEC Customer Protection Rule (Rule 15c3-3), as defined.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

9. Related Party Transactions

At September 30, 2007, related party balances receivable and payable primarily consist of balances related to fees for back-office services such as securities clearance and settlement, accounting and payroll services, fees for the use of office space and fees and expenses arising from the normal course of business, such as securities related transactions and operating expenses paid to vendors by one entity on behalf of its affiliate. These balances are included in due from / due to brokers, clearing organizations and others on the statement of financial condition.

	Due from Affiliates	Due to Affiliates
Maple Partners America, Inc. ("MPAI")	$ –	$ 426,000
Maple Arbitrage, Inc. ("MAI")	9,500	2,771,532
Maple Securities Canada Ltd. ("MSCL")	72,715	23,002
Maple Trade Finance Corp. ("MTFC")	656,117	–
Maple Partners Investments Inc. ("MPII")	–	4,552
Maple Securities U.K. Ltd. ("MSUK")	1,497	–
Maple Partners Software Services, Inc. ("MPSSC")	–	981,361
Maple Financial U.S. Holdings Inc. ("MFUSH")	68,993	–
	$ 808,822	$ 4,206,447

At September 30, 2007, $2,028,389 related to securities borrowed and $495,804,689 related to securities lending transactions were due from and due to affiliates, respectively. These amounts are primarily with Maple Bank GmbH ("MBG") and MSUK. These balances are included in securities borrowed and securities loaned on the statement of financial condition.

During the year the Company made advances to and received advances or overdrafts from MBG and MTFC. These advances or overdrafts were due upon demand and bore interest at various rates. At September 30, 2007, the Company had overdrafts with MBG of $395,720. This amount is included in bank overdrafts on the statement of financial condition. The Company has an unsecured line of credit agreement with MBG, principally to finance securities lending activities. There is no stated limit of the full line of credit and the Company is not charged for the unused portion of line of credit. At September 30, 2007, there were no outstanding borrowings against the line of credit. Interest on such borrowings is based on the federal funds effective rate plus 50 basis points.

9. Related Party Transactions (continued)

Included in due to brokers, clearing organizations and others on the statement of financial condition is a $2,771,532 cash deposit held for the benefit of MAI. The balance is payable on demand and interest is paid based on the federal funds effective rate less 10 basis points.

10. Income Taxes

The Company's income is included in the consolidated U.S. Federal income tax return of MPAI and its subsidiaries. The Company files separate state and local income tax returns. A provision for taxes is allocated to the Company based on the tax that would have been determined on a separate tax return basis.

The Company has gross deferred tax assets of approximately $1.5 million primarily related to deferred compensation. At September 30, 2007, the Company believes it is more likely than not that the entire amount of such deferred tax assets will be realized in the future.

11. Derivative Financial Instruments and Other Off-Balance Sheet Risks

In the normal course of business, the Company enters into foreign exchange contracts transactions to manage the Company's own foreign exchange exposure.

Generally, forward foreign exchange contracts represent future commitments to purchase or sell other financial instruments at specific terms at specified future dates.

At September 30, 2007, the Company holds the following derivative financial instruments.

	Fair Value of Assets	Fair Value of Liabilities
Foreign currency forward contracts	$ 656	$ –

12. Commitments and Contingent Liabilities

The Company has obligations under leases in excess of one year related to office space. As of September 30, 2007, the aggregate minimum annual rental commitments under the operating leases are as follows:

2008	$ 852,830
2009	831,830
2010	816,830
2011	816,830
2012	816,830
Thereafter	1,157,176
	$ 5,292,326

The Company may be involved in litigation arising in the normal course of business. At September 30, 2007, no litigation was pending against the Company. In addition, management is not aware of any unasserted claims or assessments against the Company.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"), which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearinghouses. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted, however the potential for the Company to be required to make payments under such guarantees is deemed remote.

13. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include large domestic and international banks and broker-dealers, and other financial institutions, including related parties described in note 9 to the statement of financial condition. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument and the value of any collateral that may be held by the Company, if any. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

14. Retirement Plan

The Company has a 401(k) retirement plan (the "Plan") covering substantially all of its employees. Only full time employees who meet the service requirement period are eligible to participate in the Plan. The Company may make a matching contribution on an individual basis, equal to 100% of the contributions made by the participant to the Plan but not to exceed 5% of the employee's compensation, capped at the annual deferral limit, as defined.

END